UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

Certificate is filed by: CSW International, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.       Type of the security or securities ("draft," "promissory note").

                  Promissory Note.

2. Issue, renewal or guaranty.

                  Guaranty of promissory notes issued by Sweeny Cogeneration Limited Partnership.

3. Principal amount of each security.

                  Guaranty shall in no event exceed $4,500,000.

4. Rate of interest per annum of each security.

                  For each promissory note, variable rates of 25 basis points over LIBOR escalating over time for base rate loans and variable rates of 100 basis points over LIBOR escalating over time for LIBOR loans.

5. Date of issue, renewal or guaranty of each security.

                  As of March 31, 1999.

6. If renewal of security, give date of original issue.

                  Not applicable.




7. Date of maturity of each security. (In the case of demand notes, indicate "on demand.")

                  June 30, 2020.


8. Name of the person to whom each security was issued, renewed or guaranteed.

                  Westdeutsche Landesbank Girozentrale, New York Branch, and the other lenders under a credit agreement.

9. Collateral given with each security, if any.

                  The assets of Sweeny Cogeneration Limited Partnership, subject to certain exceptions.

10. Consideration received for each security.

                  $149 Million in total for all promissory notes.

11. Application of proceeds of each security.

                  Repayment of loans by affiliates.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

a.       the provisions contained in the first sentence of Section 6 (b)*,

                           ---


b.       the provisions contained in the fourth sentence of Section 6 (b),

                           ---

c. the provisions contained in any rule of the Commission other than Rule U-48.

                           X


(If reporting for more than one security insert the identifying symbol after applicable statement.)

     13. If the  security  or  securities  were exempt  from the  provisions  of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).

                  Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

                  Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                  Rule 52.

                                    CSW INTERNATIONAL, INC.


                                    By: /s/ TERRY D. DENNIS
                                          Terry D. Dennis
                                          President

Date:  May 26, 1999

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         *If  reporting  for  more  than  one  security  each  security  may  be identified by symbol, which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

          **If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.